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                            December 13, 2021

       Pijun Liu
       Chief Executive Officer
       WeTrade Group, Inc.
       No 1 Gaobei South Coast
       Yi An Men 111 Block 37, Chao Yang District
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-252149

       Dear Mr. Liu:

              We have reviewed your amended registration statement and have the following comment.
       In comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Risk Factors
       The recent joint statement by the SEC and PCAOB..., page 28

   1. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the
Holding Foreign Companies Accountable Act.
 Pijun Liu
FirstName LastNamePijun   Liu
WeTrade Group,  Inc.
Comapany13,
December  NameWeTrade
              2021        Group, Inc.
December
Page 2    13, 2021 Page 2
FirstName LastName
        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Yarona L. Yieh, Esq.